ICAP Corporates LLC
Statement of Financial Condition
March 31, 2016

(dollars in thousands)

Assets		
Cash and cash equivalents	$	62,435
Cash segregated under federal regulations		3,300
Deposits with clearing organizations		9,804
Securities owned, at fair value		1,372
Securities borrowed		1,293,197
Receivable from brokers, dealers and clearing organizations		69,835
Commissions receivable, net of allowance for doubtful accounts of $415		22,327
Receivable from customers		21,108
Receivable from affiliates		2,638
Income tax receivable from affilliate		4,857
Exchange and trading memberships		880
Goodwill		2,312
Intangible assets, net of accumulated amortization of $1,041		166
Prepaid expenses and other assets		1,247
Total assets	$	1,495,478
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	1,294,280
Payable to brokers and dealers		60,829
Securities sold, but not yet purchased at fair value		1,382
Payable to customers		7,005
Payable to affiliates		1,287
Accrued expenses and accounts payable		19,993
Total liabilities		1,384,776
Commitments and contingencies (Note 8)		
Member's equity		110,702
Total liabilites and member's equity	$	1,495,478

The accompanying notes are an integral part of these financial statements.

Confidential